Exhibit(4)(f)

AMERICAN FAMILY LIFE INSURANCE COMPANY

6000 AMERICAN PKWY

MADISON, WISCONSIN 53783-0001

888-428-5433

COST OF LIVING ADJUSTMENT RIDER FOR THE PRIMARY INSURED

Flexible Premium Universal Life Insurance

This rider is attached to and becomes part of the policy. All conditions and provisions of the policy apply to this rider unless changed by this rider.

DEFINITIONS

The following are key words used in this rider. When these words are used they in bold type. As you read this rider you can refer to this section for the definition. Other key words that appear in this rider in bold type are defined in the policy to which this rider is attached.

Adjustment. The increase in specified amount on the life of the primary insured.

Consumer Price Index.(CPI) The Consumer Price Index-All Urban Consumers, U.S. City Annual Average, All Items (CPI), as published by the United States Department of Labor. If the CPI is discontinued, delayed, changed, or otherwise not available for use, another appropriate index that is alike in scope and purpose may be substituted. CPI will then mean that index.

Calculated Adjustment. The CPI:

1.	six months prior to the calculation date,

2.	divided by the CPI forty-two months prior to the calculation date,

3.	less 1.00,

4.	multiplied by the specified amount in effect on the calculation date,

5.	rounded to the nearest $0.01.

Calculation Date. Every third policy anniversary starting from the initial policy date.

Rider Date. The date shown on the schedule or on an endorsement or amendment that determines each:

1.	rider year;

2.	rider anniversary; and

3.	rider month.

Rider Termination Date. The rider anniversary date nearest the primary insured’s attained age 55 as shown on the schedule or on an endorsement or amendment.

GENERAL PROVISIONS

Benefit. The specified amount for the primary insured will be adjusted automatically on the calculation date, without evidence of insurability, subject to the conditions and provisions of this rider and the policy. The amount of each adjustment will be subject to the minimum, maximum and total adjustment amounts. The adjustment is determined by the calculated adjustment.

If the calculated adjustment results in a decrease, no adjustment is made.

If the calculated adjustment results in an increase, the adjustment is subject to the minimum adjustment, maximum adjustment and total adjustment provisions of this rider.

If the Calculated Adjustment is less than the minimum adjustment, no adjustment is made.

Minimum Adjustment. The minimum amount of each adjustment is the lesser of:

1.	$3,000.00; or

2.	10% of the specified amount on the calculation date.

Maximum Adjustment. The maximum amount of each adjustment is 20% of the specified amount in effect on the calculation date.

Total Adjustments. The total amount of all adjustments cannot exceed the original specified amount which existed on the policy date. If an adjustment would cause the total amount of all adjustments to exceed the original specified amount, such adjustment will be reduced to the original specified amount minus the total of all prior adjustments.

We will send written notification to the owner 60 days prior to the policy anniversary on which each adjustment will be effective. The owner does not need to take any action in order for the adjustment to become effective.

In order to reject an adjustment the owner must send us written notification. Such notification must be received in our home office at least within 30 days prior to the calculation date. If we receive the written notification in the time allowed, the adjustment will not be made.

If the primary insured is between ages 0-18, adjustments will continue to be offered on each calculation date, even if an adjustment is rejected.

If the primary insured is attained age 19 or older on a calculation date and the adjustment is rejected, this rider will terminate in accordance with the Rider Termination Date provision.

Premium. There is no additional premium for this rider. If however, an adjustment is made, the minimum premium, target premium, monthly deductions and any surrender charges will increase accordingly based on:

1.	the primary insured’s attained age; and

2.	the underwriting class then in effect for the most recently issued specified amount at the time that the adjustment is made.

The planned premium will increase if an adjustment is made; however it will never exceed the maximum premium.

Rider Termination. This Rider terminates at 12:00 AM on the earliest of:

1.	the rider termination date;

2.	the date the policy terminates subject to its conditions and provisions;

3.	the date the policy is surrendered by the owner;

4.	the calculation date nearest the date we receive the owner’s written rejection of an adjustment and the primary insured was attained age 19 or older on a calculation date;

5.	the date on which the total adjustments have been reached;

6.	the date on which a decrease in specified amount has been made; or

7.	the date on which an increase in specified amount has been made at a non-standard underwriting class.

The owner may cancel this rider by sending a written request to us, at our home office. Cancellation takes effect on the monthly deduction day on or following the business day we receive the request, unless a later monthly deduction day is requested.

JACK SALZWEDEL	JAMES ELDRIDGE
PRESIDENT	SECRETARY

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